Exhibit 21

SIGNIFICANT SUBSIDIARIES

List of Subsidiaries	Jurisdiction of Incorporation or Organization
Altimmune, LLC (1)	Delaware
Altimmune UK, Limited (1)	United Kingdom
Spitfire Pharma, LLC (1)	Delaware
Altimmune AU Pty, Limited (1)	Australia

(1)	Wholly owned subsidiary of the Company